Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112520

Prospectus Supplement No. 7
(to Prospectus dated May 5, 2004)

This Prospectus Supplement No. 7 supplements and amends the Prospectus dated May 5, 2004 (the “Prospectus”) relating to the sale from time to time of up to 16,000,000 shares of our common stock by certain selling stockholders.

On February 23, 2005, we filed with the Securities and Exchange Commission the attached Current Report on Form 8-K. The attached information supplements and supersedes, in part, the information contained in the Prospectus.

This Prospectus Supplement No. 7 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 7 supersedes the information contained in the Prospectus.

Our common stock is listed on the Nasdaq National Market under the symbol “ORGN.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 7 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is February 23, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 23, 2005
(Date of earliest event reported)

ORIGEN FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	Commission File No. 000-50721	20-0145649
(State of incorporation)		(IRS Employer I.D. No.)

27777 Franklin Road
Suite 1700
Southfield, Michigan 48034
(Address of principal executive offices)

(248) 746-7000
(Registrant’s telephone number, including area code)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 140.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
EXHIBIT INDEX

ITEM 2.02     RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     On February 24, 2005, Origen Financial, Inc. issued a press release reporting its preliminary unaudited financial results for the year ended December 31, 2004. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 23, 2005	Origen Financial, Inc.
	By:	/s/ W. Anderson Geater, Jr.
W. Anderson Geater, Jr., Chief Financial Officer

ORIGEN FINANCIAL, INC.
EXHIBIT INDEX

Exhibit No.	Description	Furnished Herewith
99.1	Text of Press Release, dated February 23, 2005	X

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact: W. Anderson Geater
866.4 ORIGEN

Origen Financial Announces Preliminary Unaudited Year-End Results and
Schedules Formal Earnings Release and Conference Call

     SOUTHFIELD, MI. (February 23, 2005) — Origen Financial, Inc. (NASDAQ: ORGN), a real estate investment trust that originates and services manufactured home loans, today announced its preliminary unaudited financial results for the year ended December 31, 2004. The information in this press release reflects Origen’s preliminary unaudited year-end results. Origen’s final year-end results and the payment amount of a fourth quarter dividend will be discussed in greater detail in an earnings release to be distributed on March 14, 2005 and in an earnings conference call to be held on March 15, 2005.

     Sun Communities, Inc. (NYSE: SUI), a publicly-traded company that owns approximately 20% of Origen’s common stock, is an “accelerated filer,” meaning that it is required to report its earnings before Origen. To facilitate Sun Communities’ accurate financial reporting of its ownership interest in Origen, and to ensure that Origen’s investors have the most accurate information available, Origen has released its unaudited earnings.

     Origen announced a net loss of $1.77 million, or $0.08 per share on a weighted-average, fully-diluted basis, for the year ended December 31, 2004. Origen also announced a net loss of $5.76 million, or $0.23 per share on a weighted-average, fully-diluted basis, for the quarter ended December 31, 2004.

     The net losses for the year and the fourth quarter are primarily the result of an increase in Origen’s reserves for recourse obligations on certain pre-2002 loans and restructuring and related relocation costs associated with an 8% overall personnel reduction in the fourth quarter.

     As indicated in previous press releases, Origen has observed increases in late-stage delinquencies on loans originated before 2002. Many of these loans were sold with recourse by a predecessor of Origen. As a consequence of these continuing higher delinquencies on sold loans, Origen decided to increase its recourse reserves to reflect the anticipated future losses with respect to these loans. After the adjustment to the recourse loss reserve, on a going-forward basis, Origen does not expect to experience any significant increases in its provision for recourse reserves with respect to these loans. Were it not for the loan loss adjustment, Origen would have reported positive net income for 2004.

Earnings Call and Webcast

     A conference call and webcast are scheduled for March 15, 2005, at 11:00 a.m. EST to discuss 2005 financial results. Registration for the conference call and webcast can be made through Origen’s website at www.origenfinancial.com. The toll-free call-in number for Q&A is 800-289-0496. A listen only call-in number, 800-289-0504, is also available. A replay will be available following the call through March 19, 2005, and can be accessed by dialing 719-457-0820 or 888-203-1112. The confirmation code for the replay is 6269413. The replay will also be available on Origen’s website.

About Origen

     Origen is an internally managed and internally advised company that has elected to be taxed as a real estate investment trust. Based in Southfield, Michigan, with significant operations in Ft. Worth, Texas, Origen is a national consumer manufactured home lender and servicer. It offers a complete line of home only products and land home conforming and non-conforming products. Origen also provides servicing for manufactured home only and land home loans. For more information about Origen, visit www.origenfinancial.com.